Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, Twilio Inc. (“Twilio,” the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): our Class A common stock, par value $0.001 per share.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of the capital stock of Twilio, as they are currently in effect. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled "Description of Capital Stock," you should refer to Twilio's amended and restated certificate of incorporation and amended and restated bylaws and to the applicable provisions of Delaware law. As of December 31, 2025, Twilio's authorized capital stock consists of 1,100,000,000 shares of capital stock, $0.001 par value per share, of which:

•1,000,000,000 shares are designated as Class A common stock; and
•100,000,000 shares are designated as preferred stock.

On June 28, 2023, all of the then outstanding shares of our Class B common stock automatically converted into the same number of shares of our Class A common stock pursuant to the terms of our amended and restated certificate of incorporation. No additional shares of Class B common stock may be issued following such conversion. On June 28, 2023, we filed a certificate of retirement with the Secretary of State of the State of Delaware effecting the retirement shares of our Class B common stock that had converted into shares of our Class A common stock and reducing the number of authorized shares of Class B common stock. On June 10, 2025, we amended and restated our certificate of incorporation, eliminating the Class B common stock and references thereto.

The Twilio board of directors (“Board”) is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock and, subject to limitations prescribed by Delaware law, to issue shares of our preferred stock.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “TWLO.”

Class A Common Stock

The outstanding shares of Twilio’s Class A common stock are fully paid and non-assessable.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Twilio Class A common stock are entitled to receive dividends ratably out of funds legally available if the Twilio Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Twilio Board may determine.

Voting Rights

Holders of Twilio Class A common stock are entitled to one vote for each share of Twilio Class A common stock held on all matters submitted to a vote of stockholders. Twilio has not provided for cumulative voting for the election of directors in its amended and restated certificate of incorporation. Twilio’s amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III, each serving staggered three-year terms, until the conclusion of the 2028 annual meeting of stockholders. Class I directors have a term expiring at the 2026 annual meeting of stockholders; Class II directors have a term expiring at the 2027 annual meeting of stockholders; and Class III directors have a term expiring at the 2028 annual meeting of stockholders. Each director elected by the stockholders prior to the 2026 annual meeting of stockholders will continue to serve as a director for the term for which such director was elected. Each director elected at or after the 2026 annual meeting of stockholders will be elected for a term expiring at the next annual meeting of stockholders. At the conclusion of the 2028 annual meeting of stockholders, the Twilio Board will cease to be classified.

No Preemptive or Similar Rights

Twilio Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If Twilio becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to Twilio stockholders would be distributable ratably among the holders of Twilio Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debts and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock - Limitations on Rights of Holders of Class A Common Stock

The Twilio Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by Twilio stockholders. The Twilio Board can also increase or decrease the number of shares of any such series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by Twilio stockholders. The Twilio Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Twilio Class A common stock.

Listing Agent

The transfer agent and registrar for Twilio Class A common stock is Computershare Trust Company, N.A.

Anti-Takeover Provisions

The provisions of Delaware law, Twilio's amended and restated certificate of incorporation and Twilio's amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of the company. They are also designed, in part, to encourage persons seeking to acquire control of Twilio to negotiate first with the Twilio Board. Twilio believes that the benefits of increased protection of its potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire it because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Twilio is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock of the corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a "business combination" to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an "interested stockholder" as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of Twilio.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Twilio's amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the company, as well as changes in the Twilio Board or management team, including the following:

Board of Directors Vacancies. Twilio's amended and restated certificate of incorporation and amended and restated bylaws authorize only the Twilio Board to fill vacant directorships, including newly created seats resulting from an increase in the authorized number of directors. In addition, subject to the rights of holders of any series of our preferred stock with respect to the election of directors, the number of directors constituting the Twilio Board is permitted to be set only by a resolution adopted by the Twilio Board. These provisions prevent a stockholder from increasing the size of the Twilio Board and then gaining control of the Twilio Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Twilio Board and will promote continuity of management.

Classified Board. While our classified board structure will be phased out so that the Twilio Board will be fully declassified at the conclusion of the 2028 annual meeting of stockholders, for so long as it remains, the existence of a classified board could delay a potential acquiror from obtaining majority control of the Twilio Board, and the prospect of that delay might deter a potential acquiror.

Stockholder Action; Special Meeting of Stockholders. Twilio's amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the rights of the holders of any series of our preferred stock, our stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of Twilio's capital stock would not be able to amend Twilio's amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with Twilio's amended and restated bylaws. Twilio's amended and restated certificate of incorporation and amended and restated bylaws further provide that special meetings of stockholders may be called only by a majority of the Twilio Board, the chairman of the Twilio Board, Twilio's Chief Executive Officer or its President (in the absence of a Chief Executive Officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of Twilio stockholders to force consideration of a proposal or for stockholders controlling a majority of Twilio's capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Twilio's amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before its annual meeting of stockholders or to nominate candidates for election as directors at its annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected. Twilio's amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude Twilio stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at a meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of Twilio.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Twilio's amended and restated certificate of incorporation does not provide for cumulative voting.

Director Removal. Twilio's amended and restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, for so long as the Twilio Board is divided into classes, stockholders may remove directors only for cause.

Amendment of Bylaws. Our amended and restated bylaws may be adopted, amended or repealed by a majority of the total voting power of our outstanding voting securities entitled to vote thereon, voting together as a single class. The Twilio Board also has the power to adopt, amend or repeal the amended and restated bylaws.

Issuance of Undesignated Preferred Stock. The Twilio Board has the authority, without further action by the Twilio stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights, powers and preferences, including voting rights, designated from time to time by the Twilio Board. The existence of authorized but unissued shares of preferred stock would enable the Twilio Board to render more difficult or to discourage an attempt to obtain control of Twilio by means of a merger, tender offer, proxy contest or other means.

Choice of Forum. Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum to bring any state law claims for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by our directors, officers, employees or stockholders; (iii) any action asserting a claim against us, or our directors, officers, employees or stockholders, arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us, or our directors, officers, employees or stockholders, that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the United States District Court for the Northern District of California is the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the foregoing choice of forum provisions of our bylaws.